BABCOCK & WILCOX ENTERPRISES, INC.

1200 E. Market Street, Suite 650

Akron, OH 44305

May 21, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	BABCOCK & WILCOX ENTERPRISES, INC. Request to Withdraw Registration Statement Form S-3 File No. 333-296096

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Babcock & Wilcox Enterprises, Inc. (the “Registrant”) hereby respectfully requests the withdrawal, effective immediately, of the Registration Statement on Form S-3 (File No. 333-296096) together with all exhibits thereto (collectively, the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on May 20, 2026.

The Registrant is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The correct and intended Registration Statement type to be filed with the Commission is “S-3ASR.” The Registrant confirms no securities were sold pursuant to the Registration Statement. The Registrant is concurrently refiling with this withdrawal request a registration statement tagged with the code “S-3ASR.” In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees payable to the Commission in connection with the filing of the Registration Statement be credited to this new registration statement filing.

If you have any questions regarding this withdrawal request, please contact Jeeho M. Lee of O’Melveny & Myers LLP at (212) 326-2266.

Sincerely,

Babcock & Wilcox Enterprises, Inc.

By:	/s/ John J. Dziewisz
John J. Dziewisz
Executive Vice President, General Counsel and Corporate Secretary

cc: Jeeho M. Lee, O’Melveny & Myers LLP